# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Generate Biomedicines, Inc., CIK 0002100782
CUSIP: 370920100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 101 South Street, Suite 900, Somerville, Massachusetts (MA), 02143
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001400240

## Reporting persons
- Flagship Pioneering Fund VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,723,940; sole dispositive power 0; shared dispositive power 12,723,940; aggregate amount beneficially owned 12,723,940 (9.9% of the class)
- Flagship Pioneering Fund VI General Partner LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,723,940; sole dispositive power 0; shared dispositive power 12,723,940; aggregate amount beneficially owned 12,723,940 (9.9% of the class)
- Pioneering Medicines 02, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,562,500; sole dispositive power 0; shared dispositive power 1,562,500; aggregate amount beneficially owned 1,562,500 (1.2% of the class)
- Flagship Pioneering Fund VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,827,224; sole dispositive power 0; shared dispositive power 16,827,224; aggregate amount beneficially owned 16,827,224 (13.1% of the class)
- Flagship Pioneering Fund VII General Partner LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,827,224; sole dispositive power 0; shared dispositive power 16,827,224; aggregate amount beneficially owned 16,827,224 (13.1% of the class)
- Nutritional Health LTP Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 987,491; sole dispositive power 0; shared dispositive power 987,491; aggregate amount beneficially owned 987,491 (0.8% of the class)
- Nutritional Health LTP Fund General Partner LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 987,491; sole dispositive power 0; shared dispositive power 987,491; aggregate amount beneficially owned 987,491 (0.8% of the class)
- Flagship Pioneering Special Opportunities Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,777,752; sole dispositive power 0; shared dispositive power 2,777,752; aggregate amount beneficially owned 2,777,752 (2.2% of the class)
- Flagship Pioneering Special Opportunities Fund II General Partner LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,777,752; sole dispositive power 0; shared dispositive power 2,777,752; aggregate amount beneficially owned 2,777,752 (2.2% of the class)
- FPN II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,340,252; sole dispositive power 0; shared dispositive power 4,340,252; aggregate amount beneficially owned 4,340,252 (3.4% of the class)
- FPN General Partner LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,340,252; sole dispositive power 0; shared dispositive power 4,340,252; aggregate amount beneficially owned 4,340,252 (3.4% of the class)
- Flagship VentureLabs VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 25,016,458; sole dispositive power 0; shared dispositive power 25,016,458; aggregate amount beneficially owned 25,016,458 (19.5% of the class)
- Flagship VentureLabs VI Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 25,016,458; sole dispositive power 0; shared dispositive power 25,016,458; aggregate amount beneficially owned 25,016,458 (19.5% of the class)
- Flagship Pioneering, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 62,673,117; sole dispositive power 0; shared dispositive power 62,673,117; aggregate amount beneficially owned 62,673,117 (48.9% of the class)
- Afeyan Noubar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 28,798; shared voting power 62,673,117; sole dispositive power 28,798; shared dispositive power 62,673,117; aggregate amount beneficially owned 62,701,915 (48.9% of the class)

## Item 1. Issuer
Name of issuer: Generate Biomedicines, Inc.
Address of issuer's principal executive offices: 101 South Street, Suite 900, Somerville, MA 02143

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:
(i) Flagship Pioneering Fund VI, L.P. ("Flagship Fund VI").
(ii) Flagship Pioneering Fund VI General Partner LLC ("Flagship Fund VI GP").
(iii) Pioneering Medicines 02, LLC ("PM02").
(iv) Flagship Pioneering Fund VII, L.P. ("Flagship Fund VII").
(v) Flagship Pioneering Fund VII General Partner LLC ("Flagship Fund VII GP").
(vi) Nutritional Health LTP Fund, L.P. ("Nutritional LTP").
(vii) Nutritional Health LTP Fund General Partner LLC ("Nutritional LTP GP").
(viii) Flagship Pioneering Special Opportunities Fund II, L.P. ("Flagship Opportunities Fund II").
(ix) Flagship Pioneering Special Opportunities Fund II General Partner LLC ("Flagship Opportunities Fund II GP").
(x) FPN II, L.P. ("FPN II Fund").
(xi) FPN General Partner LLC ("FPN GP").
(xii) Flagship VentureLabs VI, LLC ("VentureLabs VI" and together with Flagship Fund VI, PM02, Flagship Fund VII, Nutritional LTP, Flagship Opportunities Fund II and FPN II Fund, the "Flagship Funds").
(xiii) Flagship VentureLabs VI Manager LLC ("VentureLabs VI Manager" and together with Flagship Fund VI GP, Flagship Fund VII GP, Nutritional LTP GP, Flagship Opportunities Fund II GP and FPN GP, the "Flagship GPs").
(xiv) Flagship Pioneering, LLC ("Flagship Pioneering").
(xv) Noubar B. Afeyan, Ph.D. ("Dr. Afeyan").
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

c/o Flagship Pioneering
55 Cambridge Parkway, Suite 800E
Cambridge, Massachusetts 02142
Citizenship:
(i) Flagship Fund VI: Delaware
(ii) Flagship Fund VI GP: Delaware
(iii) PM02: Delaware
(iv) Flagship Fund VII: Delaware
(v) Flagship Fund VII GP: Delaware
(vi) Nutritional LTP: Delaware
(vii) Nutritional LTP GP: Delaware
(viii) Flagship Opportunities Fund II: Delaware
(ix) Flagship Opportunities Fund II GP: Delaware
(x) FPN II Fund: Ontario, Canada
(xi) FPN GP: Delaware
(xii) VentureLabs VI: Delaware
(xiii) VentureLabs VI Manager: Delaware
(xiv) Flagship Pioneering: Delaware
(xv) Dr. Afeyan: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 128,192,484 shares of Common Stock outstanding as of March 31, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 7, 2026. Flagship Fund VI GP is the general partner of Flagship Fund VI and may be deemed to beneficially own the shares held directly by Flagship Fund VI. Flagship Fund VII is the majority equity holder of PM02 and may be deemed to beneficially own the shares held directly by PM02. Charles R. Carelli, Jr., Chief Financial Officer of Flagship Pioneering, is the sole manager of PM02. Flagship Fund VII GP is the general partner of Flagship Fund VII and may be deemed to beneficially own the shares held directly by each of PM02 and Flagship Fund VII. Nutritional LTP GP is the general partner of Nutritional LTP and may be deemed to beneficially own the shares held directly Nutritional LTP. Flagship Opportunities Fund II GP is the general partner of Flagship Opportunities Fund II and may be deemed to beneficially own the shares held directly by Flagship Opportunities Fund II. FPN GP is the general partner of FPN II Fund and may be deemed to beneficially own the shares held directly by FPN II Fund. VentureLabs VI Manager is the manager of VentureLabs VI and may be deemed to beneficially own the shares held directly by VentureLabs VI. Flagship Pioneering, as the manager of each of the Flagship GPs, and Dr. Afeyan, as the ultimate control person of Flagship Pioneering, may each be deemed to beneficially own the shares held directly by the Flagship Funds.
Percent of class: See Item 4(a).
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Flagship Pioneering Fund VI, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager of General Partner (05/15/2026)
- Flagship Pioneering Fund VI General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager (05/15/2026)
- Pioneering Medicines 02, LLC: /s/ Charles R. Carelli, Jr., Charles R. Carelli, Jr., Manager (05/15/2026)
- Flagship Pioneering Fund VII, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Title: Sole Member and Manager of Manager of Manager of General Partner (05/15/2026)
- Flagship Pioneering Fund VII General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Title: Sole Member and Manager of Manager of Manager (05/15/2026)
- Nutritional Health LTP Fund, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager of General Partner (05/15/2026)
- Nutritional Health LTP Fund General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager (05/15/2026)
- Flagship Pioneering Special Opportunities Fund II, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan Ph.D., Sole Member and Manager of Manager of Manager of General Partner (05/15/2026)
- Flagship Pioneering Special Opportunities Fund II General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan Ph.D., Sole Member and Manager of Manager of Manager (05/15/2026)
- FPN II, L.P.: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager of General Partner (05/15/2026)
- FPN General Partner LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager (05/15/2026)
- Flagship VentureLabs VI, LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager of Manager (05/15/2026)
- Flagship VentureLabs VI Manager LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager of Manager (05/15/2026)
- Flagship Pioneering, LLC: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D., Sole Member and Manager of Manager (05/15/2026)
- Afeyan Noubar: /s/ Noubar B. Afeyan, Ph.D., Noubar B. Afeyan, Ph.D. (05/15/2026)